Matthew Dyckman 202.408.9123 mdyckman@sonnenschein.com	1301 K Street, N.W. Suite 600, East Tower Washington, D.C. 20005-3364 202.408.6400 202.408.6399 fax www.sonnenschein.com

June 3, 2009

VIA HAND DELIVERY

William C-L Friar, Senior Financial Analyst
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rome Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on March 6, 2009 (File No. 00-27481)

Dear Mr. McNair:

          This letter is submitted on behalf of Rome Bancorp, Inc. (the “Company”) in response to the letter dated May 19, 2009 from the staff of the Securities and Exchange Commission (the “Commission”) transmitting their comments to Form 10-K for Fiscal Year Ended December 31, 2008 filed by the Company on March 6, 2009 (the “Form 10-K”). Your specific comments are set forth verbatim below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.

It does not appear that you disclose your internet address in the Form 10-K. It also does not appear that you disclose whether you make available free of charge, on or through your internet website, your annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after you electronically file such material with, or furnish it to, the SEC, or the reasons you do not do so. Please tell us whether you make this information available. Please also confirm that this disclosure will be included in future filings. Refer to Item 101(e) of Regulation S-K.

          The Company makes available free of charge, on its internet website, its periodic reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Commission. The

Brussels           Chicago           Dallas           Kansas City           Los Angeles           New York           Phoenix           St. Louis

San Francisco           Short Hills, N.J.           Silicon Valley           Washington, D.C.           West Palm Beach           Zurich

William C-L Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
June 3, 2009

Company hereby confirms that the disclosure required by Item 101(e) of Regulation S-K will be included in future filings.

Item 11. Executive Compensation

2.

We note that you do not include a Grants of Plan-Based Awards table. However, you had a non-equity incentive plan in place in 2008. Therefore, you must provide the information required by Item 402(d)(2)(iii) of Regulation S-K. Please provide the staff with proposed revised disclosure that includes a Grants of Plan-Based Awards table and revise future filings accordingly.

          While the Company had not granted stock based awards in 2008, it has provided, as disclosed, cash incentive awards. The Company proposes the following disclosure for the Grant of a Plan-Based Award table and will revise future filings to include such information:

GRANTS OF PLAN-BASED AWARDS TABLE — 2008

(a)	(b)	(c)	(d)	(e)	(g)	(j)	(k)		(l)

Estimated Future
					Payouts Under			Closing Sale
		Estimated Future Payouts Under			Equity Incentive			Price of Rome
		Non-Equity Incentive Plan Awards (1)			Plan Awards	All Other Option	Exercise or	Bancorp	Grant Date
						Awards: Number	Base Price of	Common	Fair Value of
						of Securities	Option	Stock on the	Stock
		Threshold(1)	Target	Maximum	Target	Underlying	Awards	Grant Date	and Option
Name	Grant Date	($)	($)	($)	(#)	Options (#)	($/Sh)	($/Sh)	Awards ($)
Charles M Sprock	1/28/08	$5,000	N/A	$100,000	$0	0	NA	NA	NA
David C. Nolan	N/A	0	0	0	0	0	NA	NA	NA

          (1)     Represents targets set for Mr. Sprock under the non-equity incentive compensation plan. Awards were tied to achievement of earnings per share targets, earnings per share targets with return on assets, and achievement of regulatory goals. Mr. Sprock’s payment under such plan was $20,000 for 2008.

Compensation Discussion and Analysis, page 14 of Definitive Proxy Statement on Schedule 14A

3.

We note that the tables provide information for two named employees. If these are the only employees whose compensation was over $100,000 please confirm supplementally. If there were other employees whose total compensation exceeded $100,000, please advise us why at least 3 additional employees are not listed in the table.

          We hereby confirm supplementally that, in the years required to be included in the Company’s Definitive Proxy Statement, there were only two executive employees whose compensation exceeded $100,000. The Company has determined that an employee with the title “loan originator” received compensation in excess of $100,000 for the 2008 year; however such employee has no policy making authority with respect to the Company or its affiliates and is therefore not an “executive officer” as defined by Rule 3b-7. Accordingly, such employee was not included in the table.

William C-L Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
June 3, 2009

Compensation Philosophy, page 14 of Definitive Proxy Statement on Schedule 14A

4.

It appears that the registrant benchmarks certain elements of compensation to its peers. In the future, please identify the component companies that make up the compensation peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05. In your response, please include draft disclosures of your proposed revisions to future filings.

          The Company does not use benchmarks or peer companies to determine compensation. As noted in this section of the Proxy Statement, the Company does review peer institution data in assessing the reasonableness of performance levels inherent in the annual budget; however it does not fix any component of compensation against specific performance measures of those institutions. Therefore, the Company does not believe that it benchmarks any elements of compensation to its peers.

Annual Incentive Bonus, page 16 of Definitive Proxy Statement on Schedule 14A

5.

Please tell us why you have not disclosed the performance targets utilized in determining performance-based incentive compensation for your named executive officers for the 2008 fiscal year. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

          The Company bases its targets on earnings per share and earnings per share targets with return on assets. In addition, the Company bases targets on regulatory “CAMEL” ratings which are not permitted to be disclosed to the public pursuant to Office of Thrift Supervision regulations.

Summary Compensation Table, page 22 of Definitive Proxy Statement on Schedule 14A

6.

We note that the Summary Compensation Table covers only the registrant’s last two completed fiscal years. Please advise the staff as to how it was determined that the registrant is not required to provide compensation information for each of the

William C-L Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
June 3, 2009

last three fiscal years. Refer to Item 402(c) of Regulation S-K. If it is determined that the registrant is required to provide compensation disclosure for each of the last three fiscal years, please provide the staff with proposed revised disclosure and confirm that future filings will be revised accordingly.

          See revised Summary Compensation Table below. The Company confirms that future filings will included the last three completed years.

SUMMARY COMPENSATION TABLE

							Change in
							Pension Value
							And
						Nonequity	Nonqualified
						Incentive	Deferred
				Stock	Option	Plan	Compensation	All Other
Name and		Salary(1)	Bonus(1)	Awards(2)	Awards(3)	Compensation(1)	Earnings(4)	Compensation(5)	Total
Principal Positions	Year	($)	($)	($)	($)	($)	($)	($)	($)
Charles M. Sprock,
Chairman, President
and Chief Executive
Officer	2008	275,000	0	0	0	20,000	0	92,992	387,992
	2007	275,000	0	0	0	80,000	0	92,069	447,069
	2006	275,000	10,000	757,560	249,644	30,000	0	67,901	1,390,105

David C. Nolan,
Executive Vice
President and Chief
Financial Officer	2008	136,000	0	0	0	0	11,343	41,874	189,217
	2007	136,000	0	0	0	29,000	10,596	39,755	215,351
	2006	132,028	7,500	303,024	99,858	0	9,904	29,561	581,875

(1)	The figures shown for salary and nonequity incentive plan compensation represent amounts earned for the fiscal year, whether or not actually paid during such year.

(2)

Represents the compensation cost recognized for the fiscal year in connection with restricted stock of Rome Bancorp granted to the named executive officer, regardless of the year in which granted and calculated in accordance with FAS 123R for financial statement purposes. For more information concerning the assumptions used for these calculations, please refer to the audited financial statements, included in the 2008 Annual Report on Form 10-K. This amount does not reflect the value of dividends paid on unvested restricted stock, which are included in the Summary Compensation Table under the caption “All Other Compensation.” Under the provisions of FAS 123R, because Mr. Sprock and Mr. Nolan met the eligibility criteria for retirement or early retirement under the Company’s defined benefit plan, their grants were expensed in 2006, even though the awards vest ratably over a five-year period.

(3)

Represents the compensation cost recognized for the fiscal year for options to purchase shares of Rome Bancorp common stock outstanding to the named executive officer, regardless of the year in which granted and calculated in accordance with FAS 123R for financial statement purposes. For more information concerning the assumptions used for these calculations, please refer to the footnotes to the audited financial statements, included in the 2008 Annual Report on Form 10-K. Under the provisions of FAS 123R, because Mr. Sprock and Mr. Nolan met the eligibility criteria for retirement or early retirement under the Company’s defined benefit plan, their grants were expensed in 2006, even though the awards vest ratably over a five-year period.

William C-L Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
June 3, 2009

(4)

Includes for each named executive officer (a) the increase (if any) for the fiscal year in the present value of the individual’s accrued benefit (whether not vested) under each tax-qualified and non-qualified actuarial or defined benefit plan calculated by comparing the present value of each individual’s accrued benefit under each such plan in accordance with Statement of Financial Accounting Standards 87 (“FAS 87”) as of the plan’s measurement date in such fiscal year to the present value of the individual’s accrued benefit as of the plan’s measurement date in the prior fiscal year.

(5)

For 2008 represents 401(k) plan contributions of $6,243 and $4,699, ESOP plan allocations of $38,326 and $30,892, interest and dividends earned on unvested RRP shares of $15,708 and $6,283 and Benefit Restoration Plan contributions of $32,715 and $0 for Mr. Sprock and Mr. Nolan, respectively. The named executive officers participate in certain group life, health, disability insurance and medical reimbursement plans, not disclosed in the Summary Compensation Table, that are generally available to salaried employees and do not discriminate in scope, terms and operation. We provide certain non-cash perquisites and personal benefits to Mr. Sprock that do not exceed $10,000 in the aggregate and are not included in the reported figures.

7.

We note that the annual cash bonus paid to Mr. Sprock under the registrant’s incentive bonus plan for 2008 is reported under the Bonus column of the Summary Compensation Table. It appears from the disclosure in your compensation discussion and analysis that, based on Mr. Sprock’s actual performance, he was entitled to receive a performance-based bonus under the bonus plan for 2008 because he achieved certain performance measures. Please submit to the staff proposed revised disclosure that reports the amounts earned under the bonus plan as a result of Mr. Sprock meeting the performance measures in the Non-Equity Incentive Plan Compensation column. Only amounts paid over and above the amounts earned by meeting the performance measures should be reported in the Bonus column. For further guidance, please refer to Regulation S-K Compliance & Disclosure Interpretation 119.02. Please confirm that future filings will be revised accordingly.

          The Company confirms that future filings will be revised in response to this comment. This comment is reflected in the response to question 6 under the column “Nonequity Incentive Plan Compensation”.

Item 13. Certain Relationships and Related Transactions, and Director Independence Transactions with Certain Related Persons

8.

We note the disclosure on page 30 that loans to related parties were made “in the ordinary course of business and were not made on more Favorable terms, nor did they involve more than the normal risk of collectibility or present unfavorable features.” Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

          The Company hereby confirms that loans to related parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. The Company will include such this language in future filings as required by Instruction 4.c. to Item 404(a) of Regulation S-K.

William C-L Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
June 3, 2009

Exhibits

9.

Certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b) of Regulation S-K. However, your certifications include inappropriate modifications. For example, you use the term “Company” instead of “registrant” and you omit certain parenthetical language. Please confirm that certifications in future filings will be revised to conform to the exact form as in the applicable disclosure standard.

          The Company hereby confirms that certifications in future filings will be revised to conform to the exact form as in the applicable disclosure standard.

Signatures, page 41

10.

The company’s chief accounting officer or controller must sign this 10-K. If that person has already signed this document please advise us supplementally, and in future documents, identify that person as the chief accounting officer or controller on this page

          The Company’s Executive Vice President and Chief Financial Officer, David C. Nolan, signed the Form 10-K and is the Company’s chief accounting officer. References to “principal financial officer” will be changed to “chief accounting officer” in future filings. To the extent that the Company’s chief accounting officer changes, the Company confirms that he or she will sign future filings.

*   *   *   *   *

          We believe that these responses and sample disclosure are fully responsive to your comments. We look forward to your prompt review of this submission.

          Please date stamp the enclosed acknowledgement copy and return it in the self-addressed stamped envelope provided.

          If you have any questions, please contact me at (202) 408-9123.

Very truly yours,

/s/ Matthew Dyckman
Matthew Dyckman